Filed pursuant to Rule 424(b)(3)
Registration Statement No. 333-197476

Prospectus Supplement No. 2
(To Prospectus dated May 17, 2016)

ENERGY 11, L.P.

An Offering of Common Units of Limited Partnership Interest
Minimum Offering: 1,315,790 Common Units
Maximum Offering: 100,263,158 Common Units

This Prospectus Supplement No. 2 supplements and amends the prospectus dated May 17, 2016, referred to herein as the Prospectus. Prospective investors should carefully review the Prospectus and this Prospectus Supplement No. 2 (which is cumulative and replaces all prior supplements). This prospectus supplement is qualified by reference to the Prospectus, except to the extent that the information in this prospectus supplement updates or supersedes the information contained in the Prospectus, including any supplements and amendments thereto.

This Prospectus Supplement No. 2 is not complete without, and may not be delivered or utilized except in connection with, the Prospectus.

There are significant risks associated with an investment in our common units. These risks are described under the caption “Risk Factors” beginning on page 17 of the Prospectus, as the same may be updated in prospectus supplements.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is January 18, 2017.

The Table of Contents on page i of the Prospectus is hereby amended to include the following items.

TABLE OF CONTENTS

Status of the Offering	S-1
Recent Developments	S-2
Index to Financial Statements	F-1

The following disclosure updates the section entitled “Status of the Offering” on page 48 of the Prospectus.

Status of the Offering

In December 2016, the Partnership closed on the issuance of approximately 2,241,872 common units at $20.00 per common unit through its on-going best-efforts offering, representing gross proceeds to the Partnership of approximately $44.8 million and proceeds net of selling commissions and marketing expenses of approximately $42.1 million. As of December 29, 2016, the Partnership had completed the sale of a total of 14.6 million common units for total gross proceeds of $286.4 million and proceeds net of selling commissions and marketing expenses of $269.2 million. As of December 29, 2016, 85,680,195 units remain unsold.

Under the terms of the prospectus, the offering was set to expire upon the sooner of (1) the date all common units had been sold or (2) January 23, 2017, unless the offering was extended by the General Partner. In December 2016, the General Partner extended the offering for three additional months, as provided by the prospectus. As a result, the best-efforts offering will continue until all common units offered under the prospectus have been sold or until April 24, 2017, whichever occurs sooner.

S-1

The following disclosure is hereby inserted as a new section following the section entitled “Oil and Gas Properties Acquired” on page 5 of the Prospectus.

Recent Developments

On January 11, 2017, Energy 11 Operating Company, LLC, a wholly owned subsidiary of Energy 11, L.P. (together, the “Partnership”), closed on the purchase of all of the issued and outstanding limited liability company interests (“Transferred Interests”) of Kaiser-Whiting, LLC (“Seller”), which represents an additional approximate 11% non-operated working interest in the Sanish Field Assets in which the Partnership had previously invested. The Partnership had secured the right and option to purchase the Transferred Interests on November 3, 2016 and exercised the option to purchase on December 29, 2016.

Pursuant to the Interest Purchase Agreement (“Purchase Agreement”), dated January 4, 2017 by and among the Partnership, the Seller and the owners of all the limited liability company interests of the Seller, the purchase price for the Transferred Interests was $130.0 million, subject to customary adjustments, consisting of (i) the application of the cash payments previously made of $10.0 million, (ii) payment of $80.0 million in additional cash and (iii) delivery of a promissory note (“Seller Note”) payable to the manager of the Seller in an original principal amount equal to $40.0 million.

The Partnership executed the Seller Note in favor of the manager of the Seller (Kaiser-Francis Management Company, L.L.C. as agent for the Seller, “Agent”) in the original principal amount of $40.0 million. The Seller Note bears interest at 5% per annum and is payable in full no later than April 30, 2017 (“Maturity Date”). If the Partnership is not in default under the Seller Note and upon notice to the Agent as required in the Seller Note, the Partnership shall have the right to extend the Maturity Date to July 31, 2017, or if the Partnership were to extend its best-efforts offering beyond April 24, 2017, it would have the option to extend the Maturity Date to October 31, 2017 (“Second Extension”), subject to additional conditions. There is no penalty for prepayment of the Seller Note. Payment of the Seller Note is secured by a mortgage and liens on one-half of the Partnership’s ownership of the Sanish Field Assets in customary form.

The first interest payment is due January 31, 2017 and subsequent interest is due on the last day of each month until the Maturity Date. In addition to interest payments on the outstanding principal balance of the Seller Note, the Partnership is required to make principal payments monthly in an amount equal to a minimum of 80% of the net proceeds the Partnership receives from the sale of its equity securities. In the event the Partnership exercises its right to extend the Maturity Date under the Second Extension, the Partnership would be required to make monthly principal payments in an amount equal to the greater of (i) 80% of the net proceeds the Partnership receives from the sale of its equity securities or (ii) $5,000,000, due on the monthly payment date commencing in May 2017 and continuing through the extended maturity date. In addition, if the Partnership sells any of its owned property, the Partnership is required to make a principal payment equal to 100% of the net proceeds of such sale until the principal amount of the Seller Note is paid in full.

With the closing of the purchase, the Partnership now owns an approximate 22-23% non-operated working interest in the Sanish Field Assets. Whiting Petroleum Corporation (NYSE:WLL), a publicly traded oil and gas company, operates the Sanish Field Assets.

The descriptions of the Purchase Agreement and the Seller Note set forth above are qualified in their entirety by reference to the Purchase Agreement and the Seller Note, copies of which are filed as exhibits to the Partnership’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 12, 2017. Audited Financial Statements of the Seller as of December 31, 2015 and for each of the three years ended December 31, 2015, and Unaudited Financial Statements of the Seller as of September 30, 2016 and 2015 and for the nine months ended September 30, 2016 and 2015, along with the Partnership’s pro forma financial statements reflecting the additional purchase of the Sanish Field Assets as of and for the nine months ended September 30, 2016 and for the year ended December 31, 2015, are included in this Prospectus Supplement beginning on Page F-2.
S-2

Index to Financial Statements

Audited Financial Statements of Kaiser-Whiting, LLC as of December 31, 2015 and for each of the years in the three year period ended December 31, 2015 and Unaudited Financial Statements as of September 30, 2016 and 2015 and for the nine months ended September 30, 2016 and 2015:

Independent Auditor’s Report	F-4
Financial Statements	F-5
Notes to Financial Statements	F-6

Energy 11, L.P. Unaudited Pro Forma Condensed Combined Financial Statements:
Introduction	F-14
Unaudited Pro Forma Condensed Balance Sheet dated September 30, 2016	F-15
Unaudited Pro Forma Condensed Combined Statement of Operations for the Year ended December 31, 2015	F-16
Unaudited Pro Forma Condensed Combined Statement of Operations for the Nine Months ended September 30, 2016	F-17
Noted to Unaudited Pro Forma Condensed Combined Financial Statements	F-18

KAISER-WHITING, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2015, 2014 and 2013
and
SEPTEMBER 30, 2016 and 2015 (unaudited)

WITH

INDEPENDENT AUDITOR’S REPORT

INDEPENDENT AUDITOR’S REPORT

To the Members
Kaiser-Whiting, LLC

Report on the Financial Statements

We have audited the accompanying financial statements of Kaiser-Whiting, LLC which comprise the balance sheets as of December 31, 2015, 2014 and 2013, and the related statements of income (loss), members’ equity, and cash flows for each of the years then ended, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits in accordance with auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements.  The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error.  In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control.  Accordingly, we express no such opinion.  An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kaiser-Whiting, LLC as of December 31, 2015, 2014 and 2013, and the results of its operations and its cash flows for each of the years then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the basic financial statements as a whole.  The supplemental oil and gas information in Note 6 is presented for purposes of additional analysis and is not a required part of the financial statements.  Such information has not been subjected to the auditing procedures applied in the audit of the financial statements, and accordingly, we do not express an opinion or provide any assurance on it.

/s/ HoganTaylor LLP

May 25, 2016

KAISER-WHITING, LLC

BALANCE SHEETS
(Amounts in thousands)

	September 30,		December 31,
	2016	2015	2015	2014	2013
	(Unaudited)
Assets
Current assets:
Accrued revenues	$78	$202	$1,515	$1,606	$490
Advances to affiliate	1,785	3,652	1,275	-	13,680

Total current assets	1,863	3,854	2,790	1,606	14,170

Oil and gas properties, full-cost method:
Properties and equipment	189,198	372,535	187,089	342,837	437,785
Accumulated depreciation, depletion and impairment	(118,389)	(119,963)	(112,729)	(100,470)	(131,075)

Oil and gas properties, net	70,809	252,572	74,360	242,367	306,710

Total assets	$72,672	$256,426	$77,150	$243,973	$320,880

Liabilities and Members’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$531	$4,946	$2,008	$12,637	$7,904
Advances from affiliate	-	-	-	5,472	-

Total current liabilities	531	4,946	2,008	18,109	7,904

Asset retirement obligations	852	1,468	814	1,261	1,766

Total liabilities	1,383	6,414	2,822	19,370	9,670

Members’ equity	71,289	250,012	74,328	224,603	311,210

Total liabilities and members’ equity	$72,672	$256,426	$77,150	$243,973	$320,880

See notes to financial statements.

KAISER-WHITING, LLC
STATEMENTS OF INCOME (LOSS)
(Amounts in thousands)

	For the nine months ended September 30,		For the years ended December 31,
	2016	2015	2015	2014	2013
	(Unaudited)

Revenues:
Oil, gas and natural gas liquids sales	$13,849	$42,361	$53,050	$143,724	$188,412

Costs and expenses:
Lease operating expenses	3,713	5,925	7,187	15,228	15,692
Production taxes	1,405	5,436	6,744	17,122	22,135
Depletion, depreciation, impairment and accretion	5,696	19,550	86,559	31,556	35,626
General and administrative	343	329	356	556	180

Total costs and expenses	11,157	31,240	100,846	64,462	73,633

Operating income (loss)	2,692	11,121	(47,796)	79,262	114,779

Gain on distribution to member	-	-	46,671	196,153	-

Net income (loss)	$2,692	$11,121	$(1,125)	$275,415	$114,779

See notes to financial statements.

KAISER-WHITING, LLC

STATEMENTS OF MEMBERS’ EQUITY

Years ended December 31, 2015, 2014 and 2013
 (Amounts in thousands)

	Contributed Capital	Distributions	Accumulated Earnings	Total Members’ Equity

December 31, 2012	$108,571	$(55,146)	$222,891	$276,316

Net income	-	-	114,779	114,779
Contributions	100	-	-	100
Distributions	-	(79,985)	-	(79,985)

December 31, 2013	108,671	(135,131)	337,670	311,210

Net income	-	-	275,415	275,415
Contributions	45,531	-	-	45,531
Distributions	-	(407,553)	-	(407,553)

December 31, 2014	154,202	(542,684)	613,085	224,603

Net loss	-	-	(1,125)	(1,125)
Contributions	18,803	-	-	18,803
Distributions	-	(167,953)	-	(167,953)

December 31, 2015	$173,005	$(710,637)	$611,960	$74,328

See notes to financial statements.

KAISER-WHITING, LLC

STATEMENTS OF CASH FLOWS
(Amounts in thousands)

	For the nine months ended September 30,		For the years ended December 31,
	2016	2015	2015	2014	2013
	(Unaudited)
Cash Flows from Operating Activities
Net income (loss)	$2,692	$11,121	$(1,125)	$275,415	$114,779
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Gain on distribution to members	-	-	(46,671)	(196,153)	-
Depletion, depreciation, impairment and accretion	5,696	19,550	86,559	31,556	35,626
Value of services contributed by affiliate	75	75	100	100	100
Change in:
Accrued revenues	1,437	1,404	91	(1,116)	769
Accounts payable and accrued liabilities	(1,477)	(7,691)	(10,629)	4,733	(11,628)
Affiliate advances, net	(510)	(9,124)	(6,747)	19,152	(9,516)

Net cash provided by operating activities	7,913	15,335	21,578	133,687	130,130

Cash Flows from Investing Activities
Additions to properties and equipment	(2,107)	(29,548)	(30,720)	(70,859)	(50,145)

Cash Flows from Financing Activities
Contributions from members	3,578	18,703	18,703	4,725	-
Distributions to members	(9,384)	(4,490)	(9,561)	(67,553)	(79,985)

Net cash provided by (used in) financing activities	(5,806)	14,213	9,142	(62,828)	(79,985)

Net change in cash	-	-	-	-	-

Cash, beginning of year	-	-	-	-	-

Cash, end of year	$-	$-	$-	$-	$-

Noncash Investing and Financing Activities
Additions to asset retirement obligations	$2	$150	$232	$220	$152

Property contributions by members	$-	$-	$-	$40,706	$-

Property distributions to member	$-	$-	$158,392	$340,000	$-

See notes to financial statements.

KAISER-WHITING, LLC

NOTES TO FINANCIAL STATEMENTS
Nine months ended September 30, 2016 and 2015 (unaudited) and
Years ended December 31, 2015, 2014 and 2013

Note 1 – Business and Basis of Presentation

Business

Kaiser-Whiting, LLC (the Company) is a limited liability company created on June 4, 2009, for the purpose of drilling and producing oil, gas and natural gas liquids.  The Company is primarily owned by George B. Kaiser (Kaiser), and entities which he controls provide management and administrative services to the Company.  The Company has no employees.

On June 4, 2009, the Company, through its manager, entered into a Participation Agreement (Agreement) with Whiting Oil and Gas Corporation (Whiting) under which the Company agreed to acquire and participate in the drilling of 12,784.9 net mineral acres in Mountrail County, North Dakota.  Under the terms of the Agreement, Whiting operates the wells and the Company pays 65% of the working interest costs and expenses associated with drilling and completing the first and second wells on 51 unit locations and 50% on all subsequent wells to earn 50% of Whiting’s revenue interest in the wells.  Whiting also reserves an overriding royalty interest equal to the difference between the total lease burden and 20% on most unit locations.

Effective June 1, 2014, Kaiser and other affiliated individuals contributed property interests in four 1,280 acre units in Mountrail County, North Dakota to the Company for Class B interests.  The wells on these properties are operated by Whiting.  The properties were contributed at the cost basis of affiliated individuals, less applicable depletion and asset retirement obligations assumed, which was $40.7 million.

On October 5, 2014, the members of the Company entered into an agreement with Natural Resource Partners LP through its subsidiary, NRP Oil and Gas LLC (NRP), to sell 40% of the Company’s equity interests for a purchase price of $340.0 million in cash, subject to customary purchase price adjustments.  Immediately after the close of this transaction, NRP withdrew as a member of the Company and was distributed 40% of the producing and nonproducing oil and gas properties the Company owns in Mountrail County, North Dakota.  The property distributed was recorded at its fair value, estimated at the $340.0 million purchase price for the membership units exchanged.  The Company recognized a gain of $196.2 million on this transaction.

On September 15, 2015, the members of the Company (Sellers) entered into an agreement with Energy 11, L.P. through its subsidiary, Energy 11 Operating Company LLC (E11), to sell 50% of the Company’s then-existing membership interests for $162.0 million in cash plus deferred purchase payments, if future oil prices exceed defined levels, subject to customary purchase price adjustments.  In connection with the closing of the sale on December 18, 2015, the parties entered into the First Amendment to the Purchase Agreement, which reduced the purchase price by approximately $2.5 million cash flow from the effective date of the agreement to closing.  The purchase price terms, as modified, were $60.0 million in cash paid at closing plus two additional guaranteed annual payments of $1.0 million each, a note in the amount of $97.5 million payable to the Sellers and the deferred purchase consideration, if applicable.  Additionally, the First Amendment gave E11 a one-time right in June 2016, as long as note payments were current, to satisfy the contingent payment obligation by either a cash payment or increase of the note by $5.0 million.  Immediately after the close of this transaction, E11 withdrew as a member of the Company and was distributed 50% of the producing and nonproducing oil and gas properties the company owns in Mountrail County, North Dakota.  The property distributed was recorded at its fair value, estimated at the $160 million adjusted purchase price for member units exchanged reduced for anticipated additional purchase adjustments.  The Company recognized a gain of $46.7 million on this transaction.

On November 3, 2016, the members of the Company entered into an Exclusive Option Agreement with E11 for the exclusive right and option to purchase all issued and outstanding limited liability company interests of the Company.  E11 made a cash payment of $1 million at time of option and, to exercise, must make an additional $9 million payment on or before December 30, 2016.  Should E11 exercise the option and make the exercise payment, the parties would enter into a Purchase Agreement, with an anticipated closing on or before January 11, 2017.  Under the Purchase Agreement, sales price is $130 million less the exercise payment and closing adjustments, if any.  The Purchase Agreement requires a minimum cash payment of $40 million, net of exercise payment, to be made at close date, and the remainder of the purchase price to be financed through a promissory note bearing interest at 5% per annum and due by April 30, 2017.  Subject to terms and conditions of the note, E11 will have the right to extend the note up to October 31, 2017.

Basis of presentation

The accompanying financial statements include only the accounts, results of operations and cash flows of the Company.  No affiliates were combined in this financial statement presentation.

Revenues in the accompanying statements of income are recognized on the sales method.  Direct operating expenses are recognized on the accrual method and consist of monthly operator overhead and other direct costs of operating the Company’s properties.  Included in lease operating costs are costs associated with field operating expenses, workovers and monthly operator overhead.

Members of the LLC are generally not liable for any debts, liabilities or obligations of the Company beyond their equity accounts.

Note 2 – Unaudited Interim Financial Information

The accompanying interim financial statements for the nine months ended September 30, 2016 and 2015, are unaudited.  The unaudited interim financial statements were prepared on the same basis as the audited financial statements for the years ended December 31, 2015, 2014 and 2013.  In the opinion of management, the unaudited interim financial statements reflect all adjustments necessary to state fairly the interim financial statements for the nine-month periods ended September 30, 2016 and 2015.  The financial statements for the interim periods ended September 30, 2016 and 2015, are not necessarily indicative of results that may be expected for the year ended December 31, 2016, or any future periods.

Note 3 – Summary of Significant Accounting Policies

Accrued revenues

Accrued revenues represent the estimated amounts of sales, net of production taxes, which have been earned but not received.

Revenue recognition

Revenues associated with the sale of crude oil, natural gas and natural gas liquids are recorded when title passes to the purchaser.  Under the terms of the Agreement, the Company pays only its proportionate working-interest share of production taxes and gathering costs associated with operations.

Advance with affiliate

The Company has an arrangement with Kaiser-Francis Management Company (KFMC), primarily owned by Kaiser, under which KFMC provides all treasury functions, including the payments of bills and collection of revenues from Whiting.  Additionally, KFMC distributes or bills members of the Company for the monthly net cash flow from operations.  The advance to affiliate balances represent the timing difference between activity processed through KFMC and the billing or distribution, which generally occurs two months later.

General and administrative expenses

KFMC provides management and administrative services at an estimated value of $100,000 per year to the Company.  The cost is recorded as additional member contributions.  Other reported general and administrative costs are primarily for legal expenses and bank fees.

Income taxes

As a limited liability company, the Company’s taxable income or loss is allocated to its members.  Therefore, no provision or liability for income taxes has been included in the financial statements.

The Company accrues for uncertain tax positions that management has evaluated as probable of resulting in tax obligations if the tax positions were examined by tax authorities.  No tax obligations are accrued at December 31, 2015, 2014 or 2013, or September 30, 2016 or 2015.

Asset retirement obligations

The Company recognizes liabilities for retirement obligations associated with the retirement of tangible long-lived assets that result from the acquisition, construction and development of the assets.  The Company recognizes the fair value of a liability for a retirement obligation in the period in which the liability is incurred.  For oil and gas properties, this is the period in which an oil or gas well is acquired or drilled.  The liability is then accreted each period until the liability is settled or the well is sold, at which time the liability is removed.  The related asset retirement cost is capitalized as part of the carrying amount of oil and gas properties (see Note 5).

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosed contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period.  Actual results could differ from those estimates.

Subsequent events

Management has evaluated subsequent events through January 5, 2017, the date the financial statements were available to be issued.

Note 4 – Oil and Gas Properties and Equipment

The Company follows the full-cost method under which all costs associated with the exploration and development of crude oil and natural gas properties are capitalized into a single cost center (the full-cost pool).  These costs include land acquisition and costs of drilling and equipping wells.  The Company does not capitalize general and administrative costs.  Costs associated with production and general corporate activities are expensed in the period incurred.  The Company’s leasehold interests are all in North Dakota.

Proceeds from property sales are generally credited to the full-cost pool, with no gain or loss recognized, unless such a sale would involve a sale of 25% or more of the proved reserves related to a single full-cost pool.  In the years ended December 31, 2015, 2014 and 2013, as well as the nine months ended September 30, 2016, there were no sales credited to the Company’s full-cost pool.  See Note 1 for a description of the transactions that resulted in a distribution of oil and gas properties from the Company.

Capitalized costs of proved property are amortized on the unit of production method using estimates of proved reserves.  From January 1, 2013 through September 30, 2016, all capitalized costs related to the proved reserves.

The Company performs a ceiling test calculation at each year-end in which it assesses the recoverable value of proved reserves and compares it to the capitalized cost, net of accumulated depletion and depreciation, plus the estimated future development costs and asset retirement costs.  At December 31, 2015, 2014 and 2013, there were no costs within properties and equipment that were excluded from the ceiling test calculation.  For the year ended December 31, 2015, the Company recognized an impairment adjustment of its properties of approximately $36.3 million.  There were no impairment adjustments in 2016, 2014 or 2013.

Note 5 – Asset Retirement Obligations

The Company’s future asset retirement obligations were estimated based on the Company’s working interest share of estimated costs to abandon and reclaim its wells, and the estimated timing of the costs to be incurred in future periods.  The estimated future obligation, using a credit adjusted risk-free interest rate of 6% and an inflation rate of 2%, is computed at the date each additional obligation is incurred and accreted thereafter.  The capitalized cost associated with the liability is included in the full-cost pool.  The Company has no assets that are legally restricted for purposes of settling asset retirement obligations.  No settlements of asset retirement obligations have occurred during the years presented.

The following table summarizes changes in the Company’s asset retirement obligation (amounts in thousands):

	For the nine months ended September 30,		For the years ended December 31,
	2016	2015	2015	2014	2013

Balance, beginning of year	$814	$1,261	$1,261	$1,766	$1,518
Liabilities incurred	2	150	232	220	152
Accretion expense	36	57	107	104	96
Distributed to member	-	-	(786)	(829)	-

Balance, end of period	$852	$1,468	$814	$1,261	$1,766

Note 6 – Supplemental Oil and Gas Information (Unaudited)

The following reserve estimates present the Company’s estimate of the proven natural gas and oil reserves and net cash flow of the Company’s properties in accordance with the guidelines established by the Securities and Exchange Commission.  These reserve estimates were prepared by KFMC personnel.  The Company emphasizes that reserve estimates are inherently imprecise and that estimates of new discoveries are more imprecise than those of producing natural gas and oil properties.  Accordingly, the estimates are expected to change as future information becomes available.  All the oil and gas reserves are in North Dakota.

(a)	Reserve Quantity Information

Below are the net quantities of net proved developed and undeveloped reserves and proved developed reserves of the Company.

	As of December 31,
	2015		2014		2013
	(amounts in thousands)
	Oil (Bbls)	Gas (Mcf)	Oil (Bbls)	Gas (Mcf)	Oil (Bbls)	Gas (Mcf)
Proved developed and undeveloped reserves:
Beginning of year	18,429	17,279	24,170	21,909	23,859	16,867
Contributed reserves	-	-	2,162	2,013	-	-
Distributed reserves	(6,044)	(6,473)	(10,011)	(9,220)	-	-
Revisions of previous estimates	(4,927)	(4,218)	4,268	3,705	2,619	6,175
Production	(1,436)	(152)	(2,160)	(1,128)	(2,308)	(1,133)

End of year	6,022	6,436	18,429	17,279	24,170	21,909

Proved developed reserves:
Beginning of year	13,517	13,188	20,515	18,871	20,492	14,627

End of year	6,022	6,436	13,517	13,188	20,515	18,871

The standardized measure of discounted cash flows relating to oil and natural gas reserves and associated changes in standard measure amounts were prepared in accordance with the provisions of Financial Accounting Standards Board Accounting Standards Codification 932-235, Extractive Activities – Oil and Gas.  Future cash inflows were computed by applying average prices of crude oil and natural gas for the last 12 months to estimated future production.  Future production and development costs were computed by estimating the expenditures to be incurred in developing the crude oil and natural gas reserves at the end of the year, based on year-end costs and assuming continuation of existing economic conditions.  Future net cash flows are discounted at the rate of 10% annually to derive the standardized measure of discounted cash flows.  Actual future cash inflows may vary considerably, and the standardized measure does not necessarily represent the fair value of the Company’s crude oil and natural gas reserves.  Standard measure amounts are:

	2015	2014	2013
	(amounts in thousands)

Future cash inflows	$255,730	$1,408,668	$1,842,929
Future production costs	121,101	411,501	491,238
Future development costs	433	89,399	81,167

Future net cash flows	134,196	907,768	1,270,524
10% annual discount for timing of cash flows	(59,836)	(447,463)	(687,570)

Standardized measure	$74,360	$460,305	$582,954

The 12-month average prices were adjusted to reflect applicable transportation and quality differentials on a well-by-well basis to arrive at realized sales prices used to estimate the Company’s reserves.  The price of other liquids is included in natural gas.  The prices for the Company’s reserves were as follows:

	2015	2014	2013

Representative NYMEX prices:
Natural gas (MMBtu)	$2.58	$4.42	$3.65
Oil (Bbl)	$50.28	$93.00	$97.98

Changes in the Standardized Measure of Discounted Future Net Cash Flows at 10% per annum are as follows:

	2015	2014	2013
	(amounts in thousands)

Sales of oil and gas production	$(39,119)	$(111,373)	$(150,585)
Change in prices and production costs	(305,972)	(14,905)	(30,856)
Contributed reserves	-	46,267	-
Distribution of reserves	(135,160)	(203,609)	-
Development costs incurred	31,110	72,876	61,433
Changes in estimated development costs	57,856	(81,108)	(66,351)
Accretion of discount	46,031	58,295	48,967
Revisions of quantity estimates	(59,197)	115,945	134,414
Timing and other	18,506	(5,037)	(17,996)

Change in standardized measure	$(385,945)	$(122,649)	$(20,974)

Estimates of economically recoverable natural gas and oil reserves and of future net revenues are based upon a number of variable factors and assumptions, all of which are to some degree subjective and may vary considerably from actual results.  Therefore, actual production, revenues, development and operating expenditures may not occur as estimated.  The reserve data are estimates only, are subject to many uncertainties and are based on data gained from production histories and on assumptions as to geologic formations and other matters.  Actual quantities of natural gas and oil may differ materially from the amounts estimated.

Energy 11, L.P.

Unaudited Pro Forma Condensed Combined Financial Statements

Introduction

On December 29, 2016, Energy 11 Operating Company, LLC, a wholly owned subsidiary of Energy 11, L.P. (“the Partnership”), exercised its exclusive option (“Option”) by and among Kaiser-Whiting, LLC (“Seller”) and the owners of all the limited liability company interests therein, for the purchase of an additional approximate 11% working interest in approximately 216 existing producing wells and approximately 257 future development locations in the Sanish field located in Mountrail County, North Dakota (collectively, the “Sanish Field Assets”). Pursuant to the Option, the purchase price for the Sanish Field Assets is $130.0 million. Funding for the acquisition is planned to be a combination of cash available on hand and the issuance of a promissory note to the Seller at closing, with an estimated principal balance of approximately $40.0 million.

On December 18, 2015, the Partnership closed on its first purchase (“Initial Acquisition”) of the Sanish Field Assets, whereby the Partnership acquired an approximate 11% working interest in the Sanish Field Assets from the Seller. The Partnership funded the acquisition with a combination of cash available on hand and the issuance of a promissory note to the Seller at closing. Total consideration for the Initial Acquisition was approximately $159.1 million.

The following unaudited pro forma condensed combined financial statements have been prepared to give pro forma effect to the acquisitions (the Option and Initial Acquisition), which have been and will be accounted for as a business combination, as if the acquisitions, the related financing transactions, consisting of proceeds from the Partnership's ongoing public offering of the Partnership's common units and the issuance of the borrowings had occurred on the dates indicated. The unaudited pro forma condensed combined financial statements also give effect to converting the Seller's historical financial statements from the full cost method to the successful efforts method. Due to the nature of the acquired assets, the depletion and impairment calculation is the only material change.

The unaudited pro forma condensed combined financial statements include a balance sheet as of September 30, 2016 and statements of operations for the year ended December 31, 2015 and the nine-month period ended September 30, 2016.  The unaudited pro forma condensed combined balance sheet was derived from the historical unaudited balance sheet of the Partnership as of September 30, 2016.  The pro forma condensed combined statements of operations were derived from the Partnership’s historical audited financial statements for the year ended December 31, 2015, from the Partnership’s unaudited interim financial statements for the nine-month period ended September 30, 2016 and from the Seller’s historical financial statements.

The unaudited pro forma condensed combined balance sheet gives effect to the Option (since the acquisition is considered probable) and related financing transactions as if they occurred on September 30, 2016. No adjustments have been made for the Initial Acquisition since it is reflected in the historical balance sheet of the Partnership. The unaudited pro forma condensed combined statements of operations for the year ended December 31, 2015 and for the nine-month period ended September 30, 2016 give effect to the acquisitions and related financing transactions as if they had occurred on January 1, 2015.

The unaudited pro forma condensed combined financial statements and the accompanying unaudited pro forma notes should be read in conjunction with the Partnership’s historical financial statements and related notes for the year ended December 31, 2015, and for the period ended September 30, 2016, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, together with the audited balance sheets and income statements of Kaiser-Whiting, LLC for the years ended December 31, 2015, 2014 and 2013 and the unaudited balance sheets and income statements of Kaiser-Whiting LLC for the periods ended September 30, 2016 and 2015.

The unaudited pro forma condensed combined financial statements presented herein are based on the assumptions and adjustments described in the accompanying unaudited pro forma notes.  The unaudited pro forma condensed combined financial statements are presented for illustrative purposes and are not indicative of what the financial position might have been or what results of operations might have achieved had the acquisition and related transactions occurred as of the dates indicated or the financial position or results of operations that might be achieved for any future periods.

Energy 11, L.P.
Unaudited Pro Forma Condensed Combined Balance Sheet
September 30, 2016

	Energy 11, L.P.	Kaiser-Whiting	Pro Forma		Energy 11, L.P.
	Historical	Historical	Adjustments	Notes	Pro Forma as Adjusted
	(1)	(2)

Assets
Cash and cash equivalents	$15,078,130	$-	$(130,000,000)	(A)	$9,178,130
			40,000,000	(B)
			84,100,000	(C)
Oil, natural gas and natural gas liquids revenue receivable	2,749,070	1,863,000	-		4,612,070
Other current assets	61,153	-	-		61,153
Total Current Assets	17,888,353	1,863,000	(5,900,000)		13,851,353

Oil, natural gas and NGL interests, net	153,426,891	70,809,000	58,711,000	(A)	282,946,891

Total Assets	$171,315,244	$72,672,000	$52,811,000		$296,798,244

Liabilities and Partners’ Equity
Note payable	$-	$-	$40,000,000	(B)	$40,000,000
Accounts payable and accrued expenses	3,701,300	1,383,000	-		5,084,300

Total Current Liabilities	3,701,300	1,383,000	40,000,000		45,084,300

Limited partners’ interest	167,615,671	71,289,000	(71,289,000)	(D)	251,715,671
			84,100,000	(C)
General partners’ interest	(1,727)	-	-		(1,727)
Class B Units	-	-	-		-

Total Partners’ Equity	167,613,944	71,289,000	12,811,000		251,713,944

Total Liabilities and Partners’ Equity	$171,315,244	$72,672,000	$52,811,000		$296,798,244

See accompanying notes to unaudited pro forma condensed combined financial statements.

(1) Balance sheet amounts obtained from the unaudited financial statements of Energy 11, L.P. as of September 30, 2016.

(2) Balance sheet amounts obtained from the unaudited financial statements of Kaiser-Whiting, LLC as of September 30, 2016.

Unaudited Pro Forma Condensed Combined Statement of Operations
For the Year Ended December 31, 2015

	Energy 11, L.P.	Kaiser-Whiting
	Historical	Historical			Energy 11, L.P.
	Year Ended	Year Ended	Pro Forma		Pro Forma as
	12/31/2015	12/31/2015	Adjustments	Notes	Adjusted
	(1)	(2)

Revenue
Oil, natural gas and natural gas liquids revenues	$703,806	$53,050,000	$5,608,862	(E)	$59,362,668

Operating costs and expenses
Lease operating expenses	149,072	7,187,000	-		7,336,072
Gathering and processing expenses	18,139	-	5,608,862	(E)	5,627,001
Production taxes	74,460	6,744,000	-		6,818,460
Management fees	252,524	-	-		252,524
Acquisition related costs	313,366	-	(313,366)	(F)	-
General and administrative expenses	745,884	356,000	-		1,101,884
Depreciation, depletion, impairment and amortization	392,084	86,559,000	(86,452,000)	(G)	18,707,013
			18,207,929	(H)
Total operating costs and expenses	1,945,529	100,846,000	(62,948,575)		39,842,954

Operating income (loss)	(1,241,723)	(47,796,000)	68,557,437		19,519,714

Interest expense, net	321,093	-	6,119,320	(I)	8,440,413
			2,000,000	(J)

Gain on distribution to member	-	46,671,000	(46,671,000)	(K)	-

Net income (loss)	$(1,562,816)	$(1,125,000)	$13,767,117		$11,079,301

Basic and diluted net income (loss) per common unit	$(1.70)				$0.95

Weighted average common units outstanding - basic and diluted	920,668		10,741,237	(L)	11,661,905

See accompanying notes to unaudited pro forma condensed combined financial statements.

(1) Income statement amounts obtained from the audited financial statements of Energy 11, L.P. for the fiscal year ended December 31, 2015.
(2) Income statement amounts obtained from the audited financial statements of Kaiser-Whiting, LLC for the fiscal year ended December 31, 2015.

Energy 11, L.P.
Unaudited Pro Forma Condensed Combined Statement of Operations
For the Nine Months Ended September 30, 2016

	Energy 11, L.P.	Kaiser-Whiting
	Historical	Historical			Energy 11, L.P.
	Nine Months Ended	Nine Months Ended	Pro Forma		Pro Forma as
	9/30/2016	9/30/2016	Adjustments	Notes	Adjusted
	(1)	(2)

Revenue
Oil, natural gas and natural gas liquids revenues	$15,285,257	$13,849,000	$1,464,225	(E)	$30,598,482

Operating costs and expenses
Lease operating expenses	2,861,836	3,713,000	-		6,574,836
Gathering and processing expenses	1,461,551	-	1,464,225	(E)	2,925,776
Production taxes	1,417,691	1,405,000	-		2,822,691
Management fees	886,306	-	-		886,306
General and administrative expenses	981,861	343,000	-		1,324,861
Depreciation, depletion, impairment and amortization	7,519,677	5,696,000	(5,660,000)	(G)	12,987,268
			5,431,591	(H)
Total operating costs and expenses	15,128,922	11,157,000	1,235,816		27,521,738

Operating income	156,335	2,692,000	228,409		3,076,744

Interest expense, net	6,119,320	-	(6,119,320)	(I)	1,500,000
			1,500,000	(J)

Net income (loss)	$(5,962,985)	$2,692,000	$4,847,729		$1,576,744

Basic and diluted net income (loss) per common unit	$(0.96)				$0.11

Weighted average common units outstanding - basic and diluted	6,210,346		8,372,617	(L)	14,582,963

See accompanying notes to unaudited pro forma condensed combined financial statements.

(1) Income statement amounts obtained from the unaudited financial statements of Energy 11, L.P. for the nine months ended September 30, 2016.
(2) Income statement amounts obtained from the unaudited financial statements of Kaiser-Whiting, LLC for the nine months ended September 30, 2016.

1. Basis of Presentation

The unaudited pro forma condensed combined balance sheet of the Partnership as of September 30, 2016, gives effect to the probable acquisition of the additional 11% non-operated working interests in the Sanish Field Assets from Kaiser-Whiting, LLC and the related financing transactions, consisting of the completed sale of common units from the Partnership’s ongoing offering of 4.5 million common units raised subsequent to the Partnership’s unaudited pro forma condensed combined balance sheet date of September 30, 2016, and before the Partnership’s filing of these unaudited pro forma financial statements, and the issuance by the Partnership of $40.0 million in debt, as though such transactions occurred at the close of business on September 30, 2016.  The unaudited pro forma condensed combined statements of operations for the year ended December 31, 2015 and for the nine-month period ended September 30, 2016 give effect to the acquisitions (the Option and Initial Acquisition) and related financing transactions as if they occurred on January 1, 2015.

On December 29, 2016, Energy 11 Operating Company, LLC, our wholly owned subsidiary, exercised the exclusive option by and among Seller and the owners of all the limited liability company interests therein, for the purchase of an additional approximate 11% non-operated working interest in the Sanish Field Assets. In December 2015, the Partnership acquired its initial 11% interest in the Sanish Field Assets. The unaudited pro forma statements of operations reflect the results of operations as if the Partnership held the combined 22-23% non-operated working interest as of January 1, 2015. The amounts reflected as revenues and operating expenses in the column labeled "Kaiser-Whiting" for all periods presented are the revenues and expenses of the 22-23% working interest in the Sanish Field Assets through December 17, 2015 and the remaining 11% through September 30, 2016.

The unaudited pro forma condensed combined financial statements were derived by adjusting the Partnership’s historical financial statements for the Initial Acquisition and the potential acquisition and related transactions.  The unaudited pro forma condensed combined financial statements are provided for informational purposes only and are not indicative of the Partnership’s financial position or results of operations had the transaction been consummated on the dates indicated or the financial position or results of operations for any future period or date.

The unaudited pro forma condensed combined financial statements and the accompanying unaudited pro forma notes should be read in conjunction with the Partnership’s historical audited financial statements and related notes for the year ended December 31, 2015, and the Partnership’s unaudited financial statements for the period ended September 30, 2016, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, together with the audited balance sheets and income statements of Kaiser-Whiting, LLC for the years ended December 31, 2015, 2014 and 2013 and the unaudited balance sheets and income statements of Kaiser-Whiting LLC for the periods ended September 30, 2016 and 2015.

2. Proved Reserves and Purchase Price Allocation

The acquisitions qualify as business combinations, and as such, the Partnership is required to estimate the fair value of the properties acquired in accordance with the Financial Accounting Standards Board's authoritative guidance on business combinations. Although the Option gives the Partnership the exclusive right to acquire the additional 11% interest, the purchase is not complete and the purchase price allocation is not complete. The Partnership has initially estimated fair value of the assets acquired and liabilities assumed to be approximately $130.0 million, which is considered to be representative of the price paid by a typical market participant. The purchase price of $130.0 million is reflected in the accompanying pro forma condensed combined balance sheet as Oil, natural gas and NGL interests, net. For purposes of estimating depletion in the accompanying unaudited pro forma condensed combined statements of operations, the purchase price has been allocated to oil and gas properties on a combined basis using estimates of reserves.  The purchase price allocation is preliminary and assuming the second transaction is completed and the valuation is finalized, it could result in goodwill or a bargain purchase gain being recognized by the Partnership.

3. Pro Forma Adjustments

The pro forma adjustments made herein are based upon management’s preliminary estimates and assumptions that are subject to finalization. Should the acquisition be completed, the final allocation may differ materially from the estimates reflected in these pro forma condensed combined financial statements.

Adjustments to the pro forma condensed combined balance sheet

(A) – Reflects the anticipated consideration for the membership interests and anticipated purchase price allocation.  Incidental costs related to the transaction will be expensed as incurred.

(B) – Reflects the $40.0 million of net proceeds received from the assumed issuance of secured debt by the Seller.

(C) – Reflects the net cash received with respect to the common units issued in a public offering of common units representing limited partner interests in the Partnership subsequent to the unaudited pro forma condensed combined balance sheet date of September 30, 2016, and before the filing of these pro forma financial statements. During this period, the Partnership sold approximately 4.5 million common units in the offering at a price of $20 per common unit, resulting in approximately $89.4 million in gross proceeds to the Partnership, and $84.1 million net of selling and marketing commissions.

(D) – Represents the elimination of the Seller's equity.

Adjustments to the pro forma condensed combined statements of operations

(E) – Kaiser-Whiting recognizes oil, natural gas and natural gas liquids revenues net of gathering and processing expenses; therefore, the pro forma adjustment reflects the reclassification of gathering and processing expenses from oil, natural gas and natural gas liquids revenues to reflect the same classification as the Partnership's financial statements.

(F) – Reflects the elimination of acquisition costs on the Partnership's historical statement of operations as these are nonrecurring charges directly attributable to the Initial Acquisition.

(G) – Reflects the elimination of the Seller's depletion and impairment (2015) of its oil, natural gas and NGL interests under the full cost method of accounting.

(H) – Reflects depletion calculated by allocation of the total purchase price to combined estimates of oil and gas reserves acquired based on historical reserve information and production quantities for each of the periods presented using the successful efforts method of accounting. There would be no impairment in 2015 using the Seller's historical cost basis under the successful efforts method of accounting.

(I) – Reflects actual interest expense incurred with the $97.5 million Seller loan issued with the Initial Acquisition and other interest expense incurred with the Initial Acquisition. The interest expense is reflected in the Statement of Operations for the year ended December 31, 2015 as the Partnership extinguished the $97.5 million note within the first 12 months of the Initial Acquisition. As a result, interest expense for the nine months ended September 30, 2016 was adjusted to $0 for the Initial Acquisition.

(J) – Reflects interest expense incurred on the $40.0 million secured debt anticipated to be issued in conjunction with the second acquisition at an annual interest rate of 5%.

(K) – Reflects the elimination of the Seller's gain associated with the Partnership's Initial Acquisition in December 2015.

(L) – Reflects the increase in weighted average shares for the shares issued subsequent to September 30, 2016 discussed in Adjustment (C).